Mail Stop 3561
      May 3, 2006

Thomas H. Pollihan
Executive Vice President, Secretary and
General Counsel
Kellwood Company
600 Kellwood Parkway
St. Louis, MO 63017

      Re:	Kellwood Company
Post-Effective Amendment No. 2 to Registration Statement on Form
S-3
on Form S-1
		Filed April 20, 2006
      	File No. 333-124336

		Form 10-K for Fiscal Year Ended January 28, 2006
		Filed March 17, 2006
		File No. 1-07340

Dear Mr. Pollihan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form S-3 on Form S-1
Undertakings
1. Please disclose the full undertakings in Item 512(a)(5) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19,
2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.
Form 10-K for Fiscal Year Ended January 28, 2006
Controls and Procedures, page 70
2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective "[t]o ensure that information required to be disclosed in the reports that the Company files or submits under the
Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and
Exchange Commission`s rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
3. We note your disclosure that "[o]ther than noted above, there were no changes in the Company`s internal control over financial reporting during the quarter ended January 28, 2006 that have materially affected, or are reasonably likely to materially affect, the Company`s internal control over financial reporting." Please confirm that in future filings, you will revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 31.1 and 31.2
4. Please note that the exact wording of the 302 certification provided in Item 601(b)(31) of Regulation S-K is required. In this regard, we note that you use the term "annual report" instead of "report" in paragraphs 2, 3 and 4(a) of the certification. Please confirm that in future filings, you will revise accordingly.

******

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





      Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338,
Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202)
551-
3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
      					Assistant Director


cc: 	Robert A. Schreck, Esq.
      Fax: (312) 984-7700

Thomas H. Pollihan
Kellwood Company
May 3, 2006
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